Exhibit 99.1

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION ANNOUNCES ITS COMPLIANCE WITH THE REQUIREMENT TO SUBMIT A COMPREHENSIVE CORPORATE DISCLOSURE UNDER THE RULES OF THE PHILIPPINE STOCK EXCHANGE

March 20, 2013 – Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has complied with the requirement to submit a Comprehensive Corporate Disclosure under the rules of the PSE.

COMPREHENSIVE CORPORATE DISCLOSURE

In compliance with the rules of the Philippine Stock Exchange (“PSE”) requiring Melco Crown (Philippines) Resorts Corporation1 (the “Company” or “MCP Resorts”) to comply with the Comprehensive Corporate Disclosure, we respectfully submit the following additional information:

a.	Nature and description of the proposed transaction, including the timetable for implementation and related regulatory requirements:

Pursuant to a Subscription and Share Sale Agreement, MCE (Philippines) Investments Limited (“MCE Investments”) has agreed to subscribe to 2,846,595,000 common shares in the increase in capital stock of the Company.

MCE Investments is a British Virgin Islands company. MCE Investments and MCE (Philippines) Investments No. 2 Corporation (“MCE Investments No. 2”), a Philippine corporation, are the controlling stockholders of the Company.

Pursuant to a Deed of Assignment of Shares (“Deed of Assignment”) between the Company and MCE Investments, MCE Investments sells all its shareholdings in MCE Holdings (Philippines) Corporation (“MCE Holdings”) to the Company.

The transaction is the acquisition (“Asset Acquisition”) by the Company of all the equity interests of MCE Investments in MCE Holdings consisting of 147,894,500 issued and outstanding common shares with a par value of Php 1.00 per share (approximately US$0.0246 or HK$0.1912) (“Sale Shares”), at a consideration of Php 7,198,590,000 (approximately US$177 million or HK$1,377 million). MCE Holdings owns 100% of MCE Holdings No. 2 (Philippines) Corporation (“MCE Holdings No. 2”), which in turn, owns 100% of MCE Leisure (Philippines) Corporation (“MCE Leisure”). As a result of this transaction, MCE Holdings becomes a direct wholly owned subsidiary of the Company, and MCE Holdings No. 2 and MCE Leisure become wholly owned indirect subsidiaries of the Company.

MCE Holdings, MCE Holdings No. 2 and MCE Leisure, together with SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure Amusement Inc. (“PLAI”) (SMIC, Belle and PLAI collectively, the “SM Group”), are co-licensees (“Licensees”) of the provisional license (“Provisional License”) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the development of an integrated casino, hotel, retail and entertainment complex within the Bagong Nayong Pilipino- Entertainment City Manila (the “Project”). Moreover, MCE Leisure was named as the “special purpose entity” that will operate the casino business and act as the sole and exclusive representative of the Provisional Licensees for the purposes of the Provisional License. The Provisional License is one of four granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.

[1]	Formerly, Manchester International Holdings Unlimited Corporation.

The Deed of Assignment covering the Sale Shares has been signed by the parties. However, full payment of the purchase price to the seller, MCE Investments, will be made by the Company after the Securities and Exchange Commission (“SEC”) approves, among others, the Company’s application for an increase in authorized capital stock. (See item (c) below.) On February 19, 2013, the stockholders of the Company approved, among others: (a) the increase in the Company’s authorized capital stock from Php 900,000,000 (approximately US$22 million or HK$172 million), consisting of 900,000,000 common shares with a par value of Php 1.00 (approximately US$0.0246 or HK$0.1912) each, to Php 5,900,000,000 (approximately US$145 million or HK$1,128 million), consisting of 5,900,000,000 common shares with a par value of Php 1.00 (approximately US$0.0246 or HK$0.1912) each; and (b) the Asset Acquisition. The payment of the purchase price for the Sale Shares pursuant to the Asset Acquisition shall be funded from (i) subscription payments of MCE Investments to the Company’s increase in authorized capital stock; and (ii) the proceeds from the equity offering to be conducted by the Company, including but not limited to a placing and subscription transaction.

Once the SEC has approved the Company’s increase in authorized capital stock and the stock subscriptions have been fully paid, an application for listing of the newly issued shares of the Company will be filed with the PSE.

No regulatory approvals are required for the acquisition by the Company of the shares in MCE Holdings and the increase in the Company’s authorized capital stock, except: (a) notice to PAGCOR on the sale of the Sale Shares to the Company; (b) SEC approval of the Company’s amendments to its Articles of Incorporation as set out in the Notice of the Special Stockholders Meeting held on February 19, 2013, including among others, the increase in authorised share capital of the Company; and (c) a Certificate Authorizing Registration (“CAR”) from the Bureau of Internal Revenue (“BIR”) for the sale of the Sale Shares to the Company.

b.	Reason/purpose of the transaction including the benefits which are expected to be accrued to the listed issuer as a result of the transaction:

The purpose of the purchase by the Company of the Sale Shares in MCE Holdings is to make MCE Holdings (and its subsidiaries, MCE Holdings No. 2 and MCE Leisure, the latter being the operator of the Project) a wholly owned subsidiary of the Company. This transaction will give value to the Company as it will become a holding company for the hotel and casino business to be conducted by MCE Leisure.

c.	The aggregate value of the consideration, including an explanation of how this is to be satisfied, as well as the terms of any arrangement for the payment on a deferred basis:

The purchase price for the Sale Share is Php 7,198,590,000 (approximately US$177 million or HK$1,377 million), which is based on the fair value of MCE Holdings. The purchase price will be fully paid on the next business day following the receipt of the proceeds from the equity offering to be conducted by the Company, including but not limited to a placing and subscription transaction (“Asset Consideration Closing Date”). The payment for the purchase price of the Sale Shares will be funded from (i) a portion of the proceeds from such equity offering and (ii) the subscription payments of MCE Investments to the increase in capital stock of the Company.

d.	The basis upon which the consideration or the issue value was determined:

The consideration for the Sale Shares purchased by the Company is based on the fair value of MCE Holdings, as determined in a fairness option provided by Punongbayan & Araullo. The Board of Directors of the Company considers the purchase price of Sale Shares as a fair consideration, considering that MCE Holdings and its subsidiaries (together with the SM Group) hold one of the only four (4) provisional licenses to build and operate an integrated casino hotel complex at the Entertainment City.

e.	For cash consideration, the detailed work program of application of proceeds, the corresponding timetable of disbursement, and the status of each project included in the work program:

This transaction is a straight purchase by the Company of shares in MCE Holdings. The cash payment from the Company will go to MCE Investments as partial payment of the Sale Shares. The Sale Shares will be transferred on the date of the signing of the Deed of Assignment, while the purchase price will be paid on Asset Consideration Closing Date.

As to the details and status of the construction of the Project, please see item (f) below.

f.	The listed company must present a statement of active business pursuits and objectives which details the steps undertaken and proposed to be undertaken by the Issuer in order to advance its business:

Once completed, the Project is expected to be one of the Philippines’ leading integrated tourism resorts in Entertainment City at the time of its planned opening in mid-2014. The Project is located on an approximately 6.2-hectare site in Entertainment City complex in Paranaque City, which is close to Metro Manila’s international airport, central business districts and the Mall of Asia, one of the world’s largest shopping malls. The Project is currently under construction.

Construction on the Project commenced in March 2010. The Project’s general piling work, building shells, building services and primary distribution installation of the main building were completed by October 2012. Construction on the main building’s podium facade and other external works are expected to begin in the second quarter of 2013 and to be completed by mid-2014. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

MCE Leisure intends to engage consultants necessary for the interior design of, among others, the hotels, gaming areas, lighting, landscape and podium façade of the Project. Open tenders have also been issued/returned for the mock-up of the hotel rooms and are currently under project management assessment. Issuance of various works packages tender and supply tenders are imminent, with commencement of works expected around second quarter of 2013.

g.	Effects on the listed company before and after the transaction on the following:

1.	Increase in authorized capital stock – The authorized capital stock of the Company will be increased from Php 900,000,000.00 (approximately US$22 million or HK$172 million) divided into 900,000,000 shares with a par value of Php 1.00 per share (approximately US$0.0246 or HK$0.1912) to Php 5,900,000,000.00 (approximately US$145 million or HK$1,128 million) divided into 5,900,000,000 shares with a par value of Php 1.00 (approximately US$0.0246 or HK$0.1912) per share.

2.	Change in nature of business – There will be no change in the nature of business of the Company. The Company will remain a holding company.

3.	Change in Board of Directors and Officers – There will be no change in the Board of Directors and officers of the Company.

4.	Change in name – On March 5, 2013, the SEC already approved the change in the name of the Company from “Manchester International Holdings Unlimited Corporation” to “Melco Crown (Philippines) Resorts Corporation”. The change in the corporate name was approved by the stockholders on February 19, 2013.

5.

Capital structure of the listed company – Before the transaction, the Company’s authorized capital stock was Php 900,000,000.00 (approximately US$22 million or HK$172 million), consisting of 900,000,000 common shares with a par value of Php 1.00 (approximately US$0.0246 or HK$0.1912) each. The Company’s subscribed and paid up capital was Php 412,064,596.00 (approximately US$10 million or HK$79 million), consisting of 412,064,596 common shares (exclusive of 150,435,404 treasury shares). MCE Investments No. 2 owned 255,272,756[2] common shares representing 61.95% of the Company’s issued and outstanding capital stock, while MCE Investments owned 108,020,104[3] common shares representing approximately 26.21% of the Company’s issued and outstanding capital stock. On February 19, 2013, the Company’s shareholders approved the declassification of the Company’s Class “A” and Class “B” common shares into a single class of common shares, and this was approved by the SEC on March 5, 2013.

[2]	Including the 2,600 common shares held by nominees.
[3]	Including the 400 common shares held by nominees.

After the purchase of Sale Shares by the Company and the increase in authorized capital stock of the Company, the capital structure of the Company will be Php 5,900,000,000.00 (approximately US$145 million or HK$1,128 million) authorized capital stock, of which Php 3,258,659,596.00 (approximately US$80 million or HK$623 million) consisting of 3,258,659,596 common shares, has been subscribed and will be fully paid-up (upon full payment of the subscription by MCE Investments in accordance with the Subscription and Share Sale Agreement). Consequently, MCE Investments No. 2 will own 255,272,7564 common shares representing 7.83% of the Company’s issued and outstanding capital stock, while MCE Investments will own 2,954,615,104 common shares representing approximately 90.67% of the Company’s issued and outstanding capital stock.

h.	The interest which directors of the parties to the transaction have in the transaction:

None of the directors of the parties to the transaction has an equity interest or an economic interest in the transaction, except for the nominal shares which will qualify them to be directors of the companies.

i.	Statement as to the steps to be taken, if any, to safeguard the interest of the shareholders:

The Company is committed to complying with all legal requirements under the law with respect to the transaction to ensure that the interest of the shareholders is safeguarded.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

[4]	Including the 2,600 common shares held by nominees.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.